SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           DECKERS OUTDOOR CORPORATION
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class or Securities)

                                    243537107
                                 --------------
                                 (CUSIP Number)

                                  Mark Thatcher
                                  P.O. Box 968
                               Flagstaff, AZ 86002
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                --With copy to--
                                   Terry Roman
                                 Snell & Wilmer
                               One Arizona Center
                                Phoenix, AZ 85004

                                  June 7, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 243537107                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark Thatcher
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona, United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     428,743
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       428,743
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    428,743
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        Title of Class of
        Equity Security:          Common Stock, $0.01 par value per share

        Name of Issuer:           Deckers Outdoor Corporation ("Deckers")

        Address of                495-A South Fairview Avenue
        Principal Office:         Goleta, California  93117

ITEM 2. IDENTITY AND BACKGROUND.

         If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this item with respect to such person(s).

         (a)  Name: Mark Thatcher ("Mr. Thatcher")

         (b)  Residence or business address:

              P.O. Box 968
              Flagstaff, AZ  86002

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              Teva Sport Sandals, Inc.
              P.O. Box 968
              Flagstaff, AZ 86002

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

         (f)  Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         If the securities are acquired other than by purchase, describe the method of acquisition.

         Mr. Thatcher acquired 428,743 shares of Deckers Common Stock pursuant to a License Agreement dated June 7, 1999 by and between Mr. Thatcher and Deckers. In exchange for the shares and other consideration, Deckers received an exclusive license to the Teva trade name and other intellectual property rights owned by Mr. Thatcher.

ITEM 4. PURPOSE OF TRANSACTION.

         State the purpose or purposes of the acquisition of securities of the issuer.

         Mr. Thatcher has acquired the securities of Deckers for investment purposes

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Thatcher is the direct beneficial owner of 428,743 shares of Deckers Common Stock, representing 5.0% of Deckers Common Stock outstanding.

         (b) Mr. Thatcher has the sole power to vote or direct the vote of the 428,743 shares of Common Stock beneficially owned by Mr. Thatcher. Mr. Thatcher also has the sole power to dispose of or direct the disposition of the 428,743 shares he beneficially owns.

         (c) See Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 15, 1999
                                         ----------------------------------
                                                      (Date)

                                         /s/ Mark Thatcher
                                         ----------------------------------
                                                    (Signature)

                                         Mark Thatcher
                                         ----------------------------------
                                                    (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).